May 14, 2020
Via EDGAR
Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	La Jolla Pharmaceutical Co. Schedule TO-C filed on May 12, 2020 File No. 005-44849
Dear Mr. Panos:
On behalf of our client, La Jolla Pharmaceutical Company (“La Jolla”), set forth below are La Jolla’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s correspondence to La Jolla dated as of May 13, 2020. For your convenience, we have copied below the text of the Staff’s comments, followed by La Jolla’s responses.
General

1.
The submission made under the EDGAR header tag “SC TO-C” was a Form 8-K. The cover page of the Form 8-K indicated that the submission constituted a preliminary communication within the meaning of Rule 14d-2(b). As the submission was made exclusively under Form 8-K instead of under cover of Schedule TO, General Instruction A.2. to Form 8-K required La Jolla to “satisf[y] all the substantive requirements of [Rule 14d-2(b)].” The submission did not include the informational legend required by Instruction 3 to Rule 14d-2(b). Please confirm that any future such preliminary communications will include the required legend.

Response:
We confirm that preliminary communications will contain the legend to the extent required by Instruction 3 to Rule 14d-2(d).
2.    The legend required under Instruction 3 must advise security holders, among other things, to read the tender offer statement when it becomes available and that they can get the tender offer statement for free from the Commission’s website. This disclosure is only useful to the security holder constituency to whom the tender offer will be made. As such, future preliminary communications filed under the EDGAR header tag “SC TO-C” by La Jolla should be submitted under the filing history of Tetraphase Pharmaceuticals, Inc. To the extent that the above-captioned initial preliminary filing could not be made under the filing history of Tetraphase on account of unavailable access codes, please contact EDGAR filer support at 202.551.8900 in advance of any additional preliminary communications.

Response:
We confirm that preliminary communications filed using the header tag SC TO-C will be tagged such that they will appear under Tetraphase Pharmaceuticals’ filing history on EDGAR.
3.     Disclosure under Item 8.01 in the Form 8-K states La Jolla submitted “a non-binding offer” to acquire 100% of the equity of Tetraphase Pharmaceuticals, Inc. If the term “non-binding offer” is ascribed a meaning consistent with its plain reading, the preliminary communication suggests La Jolla has preserved its optionality and may not proceed with making a tender offer. Rule 14e-8(a), however, prohibits a person from publicly announcing a plan to make a tender offer that has not yet been commenced if the person does not have “the intention to commence the offer within a reasonable time and complete the offer.” Given La Jolla’s announcement of a plan to make a tender offer that has not yet commenced, and such offer appears subject to material contingencies undisclosed in Item 8.01, please advise us whether La Jolla is preparing to commence a tender offer within a reasonable period of time. To the extent a tender offer is not timely commenced by La Jolla, please provide us with a legal analysis that explains when La Jolla believes it would have liability under Rule 14e-8(a).
Response:

We acknowledge the Staff’s comment and respectfully submit that La Jolla has not publicly announced a “plan to make a tender offer that has not commenced.” La Jolla’s communication was an acquisition proposal (akin to a “bear hug” letter) addressed to the Board of Directors of Tetraphase that, if accepted pursuant to an executed definitive merger agreement, would ultimately result in La Jolla’s commencement of a friendly tender offer for Tetraphase’s common stock. La Jolla determined it was appropriate to file its acquisition proposal addressed to the Tetraphase Board of Directors under cover of: (i) Form 8-K to update its own shareholders given the materiality of the information, and (ii) Schedule TO-C in an abundance of caution to ensure compliance with the SEC’s tender offer rules.

To the extent the Staff concludes La Jolla’s joint 8-K / TO-C filing constitutes a public announcement of a plan to make a tender offer that has not commenced, we supplementally confirm that La Jolla has a bona fide intention to commence such tender offer within a reasonable period of time, subject to Tetraphase Board’s acceptance of La Jolla’s proposal. At the present time, the Tetraphase Board has not accepted La Jolla’s proposal. If the proposal is accepted and the parties enter into a definitive merger agreement, La Jolla would promptly commence a tender offer. Subject to that condition, La Jolla has both the good faith intention and the financial resources to make (and consummate) such tender offer, as contemplated under Rule 14e-8(a).
If we can be of any further assistance, or if you have any questions regarding our responses to the Staff’s comments addressed in this letter, please do not hesitate to call me at (415) 393-8373.
Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:     James J. Moloney, Gibson, Dunn & Crutcher, LLP
    Kevin Tang, La Jolla Pharmaceutical Company